Exhibit I

CRUDE CARRIERS CORP. REPORTS FIRST QUARTER RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.25 PER SHARE

Highlights:

•	Declared a cash dividend of $0.25 per share for the first quarter of 2011.

•	Reported first quarter net loss of $0.5 million or $0.03 per share (“EPS”).

•	Earned average Time Charter Equivalent (“TCE”) of $30,050 per day for the two Very Large Crude Carriers (“VLCCs”) and $18,536 per day for the three Suezmaxes in the Company’s fleet.

•	Announced on May 5, 2011 that Crude Carriers Corp. entered into a definitive agreement to merge with Capital Product Partners L.P. (“CPLP”).

ATHENS, Greece – May 13, 2011 – Crude Carriers Corp. (“Crude Carriers” or the “Company”) today reported its financial results and declared a cash dividend of $0.25 per share for the first quarter of  2011 payable on June 1, 2011 to shareholders of record on May 23, 2011.

The Company reported a net loss for the quarter of $0.5 million, or $0.03 per share, principally as a result of the weaker spot crude tanker market. Revenues amounted to $12.8 million for the quarter, including $1.0 million of profit sharing revenues earned by three of our vessels employed under the spot index linked time charter arrangement with Shell Shipping & Trading Co.

Total voyage and vessel operating expenses for the quarter amounted to $6.4 million, of which $2.4 million were voyage expenses, comprised mostly of bunker costs, and $3.9 million of operating expenses. General and administrative expenses were $1.6 million for the quarter, of which $0.5 million was a non-cash charge related to the Equity Incentive Plan.

Interest expense and finance cost for the first quarter of 2011 was $1.3 million, principally relating to interest on the $134.6 million outstanding debt drawn under our $200.0 million revolving credit facility.

Quarterly Dividend of $0.25 per share

The Company’s dividend policy, as described in its listing prospectus, is to pay a variable quarterly dividend based on our cash available for distribution, which represents net cash flow during the previous quarter, generated by our vessels trading in the spot crude tanker market less any amount required to maintain a reserve that our Board of Directors (the “Board”) determines from time to time is appropriate for the operation and future growth of our fleet.

The Company generated $4.0 million in cash available for distribution during the quarter, and its Board declared a cash dividend of $0.25 per share for the period from January 1 to March 31, 2011.The cash dividend is payable on June 1, 2011, to all shareholders of record on May 23, 2011.

Cash available for distribution is a non US GAAP financial measure described on Appendix A of this earnings release.

Crude Tanker Market Overview

Crude spot market rates experienced short spikes throughout the quarter due to the high seasonal demand, but long tonnage lists and higher bunker prices kept a lid on rates and as a result first quarter TD3 and TD5 average earnings remained close to historical lows.

During the first quarter 2011 the TD3 (Middle East – Japan) and the TD5 (West Africa – US East Coast) indices average TCE earnings were $22,871 and $17,831 per day, respectively, compared to $30,050 and $18,536 per day, respectively, earned by the Company’s VLCC and Suezmax fleets, as our commercial arrangements allowed us to continue to outperform these popular market indices.

While activity in the crude tanker period market remains limited, 3 to 5 year employment time charters command a substantial premium over shorter term employment, reflecting owners’ and charterers’ expectations of an improving spot market in the medium to long run. Currently, analysts estimate that earnings under a 5 year VLCC and Suezmax time charter contract would be close to $34,000 per day and $26,000 per day, respectively, which is towards the bottom end of the historical range.

Definitive Merger Agreement With Capital Product Partners L.P.

Crude Carriers announced on May 5, 2011, that it entered into a definitive agreement to merge with Capital Product Partners L.P. Under the terms of the merger agreement, CPLP would acquire Crude Carriers in a unit-for-share transaction, with Crude Carriers shareholders receiving 1.56 CPLP common units for each Crude Carriers share. Based on a CPLP unit closing price of $11.27 on May 4, 2011, and the 1.56 exchange ratio, the transaction is valued at $17.58 per Crude Carriers share, which is a substantial premium of 35.3% to the Crude Carriers closing share price of $12.99 on May 4, 2011. Based on vessel appraisals received by the Company from independent shipbrokers as of March 31, 2011, the $17.58 per share transaction value paid to Crude Carriers shareholders is in excess of the Company’s per share Net Asset Value (“NAV”) calculated at the midpoint of those appraisals. The merger was negotiated by certain of the members of the Company’s Independent Directors’ Committee, which negotiated the terms of the merger agreement, approved the transaction, and recommended it to the Company’s Board of Directors, which in turn unanimously approved the transaction.

The consummation of the merger is subject to approval by the holders of a majority of the voting power of Crude Carriers Common Stock voting together as a single class; by the sole holder of the Company’s Class B Stock, voting as a separate class; and by a majority of shares of Crude Carriers Common Stock held by unaffiliated shareholders who are not affiliates of either Crude Carriers or CPLP, voting separately. Evangelos M. Marinakis, Chairman of the Board and CEO, Ioannis E. Lazaridis, President, Gerasimos G. Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of the Company’s Class B Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favour of the transaction. The consummation of the merger is also subject to other customary closing conditions.

CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership with its common units trading on the Nasdaq Global Market. CPLP currently pays a distribution of $0.2325 per common unit per quarter, or $0.93 per common unit on an annualized basis. Importantly, CPLP will remain a corporation for U.S. tax purposes and, accordingly, holders of CPLP common units will continue to receive Form 1099 information. Please refer to the Company’s press release of May 5, 2011, for full details of the merger agreement and relevant disclosures.

Management Commentary

Mr. Evangelos Marinakis, the Company’s CEO commented: “Our first quarter results continue to demonstrate the Company’s capacity to generate attractive dividends even in a weak market environment. In addition, our commercial arrangements and our high specification fleet allow us to perform very favorably, when compared to the overall market and the TD3 and TD5 routes in particular.”

Mr. Marinakis continued: “We are also very pleased that the respective boards of CPLP and Crude Carriers have entered into a definitive merger agreement, which has received the support of both Crude

Carriers’ founding shareholder, Crude Carriers Investment Corp., and the senior management of the Company. We believe that the agreed unit per share exchange ratio is attractive for our shareholders as it translates to a premium of 35.3% to the Crude Carriers closing share price of $12.99 on May 4, 2011, and is at a premium to its NAV based on the closing unit price of CPLP on the same date. The shareholders of Crude Carriers should receive attractive distributions, based on the $0.93 per common unit annual distribution guidance of CPLP, which translates to $1.45 per Crude Carriers share under the agreed exchange ratio. The merger will result in Crude Carriers’ shareholders becoming part of one of the larger U.S. listed tanker companies, with a pro forma market capitalization of approximately $800 million and a pro forma public float in excess of $500 million. The combined fleet will be diversified in both the product and crude tanker space, while retaining the benefits of a close relationship with Capital Maritime & Trading Corp. As a result, the new unitholders of CPLP can expect strong growth prospects.”

Conference Call and Webcast

Today, Friday, May 13, 2011, at 10:00 a.m. EDT, the Crude Carriers management team will hold a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote "Crude Carriers."

A telephonic replay of the conference call will be available until May 20, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.

Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Crude Carriers’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to our outlook on the market and our expectations with respect to our strategy and dividend payment; expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations, growth prospects and intentions with respect to future operations and services; expected distributions; approval of the proposed transaction by Crude Carriers’ shareholders and obtaining any necessary consents; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in global capital and financial markets; (ii) conditions affecting the spot market for crude and the other products transported by Crude Carriers and CPLP and the markets generally for crude and these other products; and (iii) other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers’ Annual Report on Form 20-F. We make no prediction or statement about the performance of shares.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Crude Carriers and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (i) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (ii) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, the leverage of the combined company, the ability to obtain financing and to refinance the combined company’s debt, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other shipping companies, terrorist attacks, natural disasters, actions taken or conditions imposed by governments or other regulatory matters, excessive taxation, and the availability and cost of insurance.

Crude Carriers cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Crude Carriers’ most recently filed Annual Report on Form 20-F, recent Reports of Foreign Private Issuer on Form 6-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Crude Carriers, the proposed transaction or other matters and attributable to Crude Carriers or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Crude Carriers does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. Four out of the five vessels are deployed under spot market index linked arrangements with Shell Trading & Shipping Co. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol "CRU".

For further information please contact:

Company contacts:

Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com

Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com

Investor Relations / Media:

Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(NOTES 1, 2)

(In thousands of U.S. Dollars, except number of shares and earnings per share)

	For the three month period ended March 31,
	2011	2010

Revenues	$12,831	$7,620
Expenses:
Voyage expenses	2,256	3,447
Voyage expenses - related party	161	7
Vessel operating expenses	3,559	852
Vessel operating expenses - related party	384	140
General and administrative expenses	1,616	39
Vessel depreciation	4,005	899
Operating income	$850	$2,236
Other income (expense), net:
Interest expense and finance cost	(1,347)	(113)
Interest and other income	30	200
Total other expense, net	(1,317)	87
Net (loss) / income	$(467)	$2,323
Net (loss) / income per share (basic and diluted):	$(0.03)	$0.53
Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	2,250,000
Class B shares (basic and diluted)	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	4,355,263

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)
	As of March 31, 2011	As of December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$11,244	$10,925
Trade accounts receivable	4,366	5,722
Prepayments and other assets	526	453
Inventories	2,432	1,630
Total current assets	18,568	18,730
Fixed assets
Vessels, net	388,964	392,969
Total fixed assets	388,964	392,969
Other non-current assets
Deferred charges, net	1,531	1,598
Restricted cash	5,000	5,000
Total non-current assets	395,495	399,567
TOTAL ASSETS	$414,063	$418,297
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt	$14,479	$9,652
Trade accounts payable	3,140	1,726
Due to related parties	1,451	2,333
Accrued liabilities	2,003	2,038
Total current liabilities	21,073	15,749
Long-term liabilities
Long term debt	120,101	124,928
Total long-term liabilities	120,101	124,928
Total liabilities	141,174	140,677
Commitments and contingencies
Stockholders’ equity
Common stock (par value $0.0001 per share: 1 billion shares authorized; 13,899,400 and 13,894,400 issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	2	2
Class B stock (par value $0.0001 per share: 100 million shares authorized; 2,105,263 issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	-	-
Additional paid-in capital.	281,329	280,793
Accumulated deficit	(8,442)	(3,175)
Total stockholder’s equity	272,889	277,620
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$414,063	$418,297

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(NOTE 1)

(In thousands of U.S. Dollars)

	For the three months period ended March 31,
	2011	2010
Cash flows from operating activities:
Net (loss) / income	$(467)	2,323
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	4,005	899
Amortization of deferred charges	67	3
Share based compensation expense	536	-
Changes in operating assets and liabilities:
Trade accounts receivable	1,356	(2,051)
Due from related parties	-	1,878
Prepayments and other assets	(73)	(383)
Inventories	(802)	(1,685)
Trade accounts payable	1,414	107
Due to related parties	(882)	(1,063)
Accrued liabilities	(35)	514
Net cash provided by operating activities	5,119	542
Cash flow for investing activities:
Vessels’ acquisition	-	(184,574)
Net cash used in investing activities	-	(184,574)
Cash flows from financing activities:
Offering proceeds	-	278,545
Offering expenses paid	-	(335)
Payment of advances from related party	-	(27)
Repayments of related party debt	-	(791)
Dividends paid	(4,800)	-
Net cash provided by financing activities	(4,800)	277,392
Net increase in cash and cash equivalents	319	93,360
Cash and cash equivalents at beginning of the period	10,925	1
Cash and cash equivalents at end of period	$11,244	93,361
Supplemental Cash Flow Information
Cash paid for interest	$1,471	$142
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company	-	56,908
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	-	4,158
Capital expenditures included in liabilities at the end of the period.	-	3,122
Offering expenses not paid	-	380
Purchase commissions not paid	-	965

Notes

(1)
The unaudited condensed and consolidated statements of operations and cash flows for the three month period ended March 31, 2010 include the results of operations of M/T Miltiadis M II which was acquired from Capital Maritime & Trading Corp. (“Capital Maritime”), an entity which prior to the offering was under common control, on March 30, 2010, as though the transfer had occurred at the beginning of the earliest period presented.

(2)
The Company considers the Class B shares as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate earnings per share, prior to the offering, for the period from January 1, 2010 to March 16, 2010.

Appendix A - Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure – Cash Available for Distribution

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Cash Available for Distribution is a quantitative standard used in the publicly-traded Companies to assist in evaluating a Company's ability to make quarterly cash distributions. Cash Available for Distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

We determine our Cash Available for Distribution as:
Net income (loss)

plus

-	depreciation and amortization
-	non- cash items,
-	loan fees amortization
-	any write-offs or other non-recurring items

less

-	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime, our Manager.
-	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

Appendix A - Reconciliation of Non-GAAP Financial Measure - Continued
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure – Cash Available for Distribution

The tables below reconcile net loss to Cash Available for Distribution for the three month period ended March 31, 2011

Reconciliation of Non-GAAP Financial Measure – Cash Available for distribution	For the three-month period ended March 31, 2011
Net Loss	(467)
Add:
Depreciation and Amortization	4,073
Share based compensation expense	536
Less:
Recommended Reserves	(141)
Cash Available for Distribution	4,001
Number of total shares outstanding	16,004,663
Dividend per Share	0.25